Filed Pursuant to Rule 433
Registration No. 333-179766
August 19, 2014
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated August 19, 2014)

Issuer:	The Southern Company
Security:	Series 2014B 2.15% Senior Notes due September 1, 2019
Expected Ratings:*	Baa1 (Stable)/A- (Negative)/A (Stable) (Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$350,000,000
Initial Public Offering Price:	99.768%
Maturity Date:	September 1, 2019
Treasury Benchmark:	1.625% due July 31, 2019
US Treasury Yield:	1.579%
Spread to Treasury:	+62 basis points
Re-offer Yield:	2.199%
Coupon:	2.15%
Make-Whole Call:	Prior to August 1, 2019 at T+10 basis points
Par Call:	On or after August 1, 2019 at 100%
Interest Payment Dates:	March 1 and September 1 of each year, beginning March 1, 2015
Format:	SEC Registered
CUSIP/ISIN:	842587 CL9 / US842587CL90
Trade Date:	August 19, 2014
Expected Settlement Date:	August 22, 2014 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC UBS Securities LLC
Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC CIBC World Markets Corp. Fifth Third Securities, Inc.
Concurrent Offering:
$400,000,000 Series 2014A 1.30% Senior Notes due August 15, 2017, expected to be issued on August 22, 2014. The closing of the offering of the Series 2014B Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling The Southern Company collect at 1-404-506-0791, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or UBS Securities LLC toll-free at 1-877-827-6444 (ext. 561-3884).